UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2021

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Summary of FY2020 Business Report

On March 17, 2021, Shinhan Financial Group (“SFG”) filed its FY2020 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History (from Jan. 2010 through the reporting date)

▪	Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪	Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪	Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪	Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪	Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪	Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪	Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪

Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

▪	Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪	Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪	Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪	Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪	Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪	Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪	Mar. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪	Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪	Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪	Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪	Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪	Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪	May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪	May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪	Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪	Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪	Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪	May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪	Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪	Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)
▪	Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)

▪

Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.

▪	Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management was renamed to Shinhan Asset Management.

Principal(Direct) Subsidiaries under Korean Law (as of Dec. 31, 2020)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Orange Life Insurance	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas Asset Management 1)	65.0%
Jeju Bank 2)	75.3%
Shinhan Savings Bank 3)	100.0%
Asia Trust. Co., Ltd.	60.0%
Shinhan DS	100.0%
Shinhan AITAS 4)	99.8%
Shinhan Credit Information	100.0%
Shinhan Alternative Investment Management	100.0%
Shinhan REITs Management	100.0%
Shinhan AI	100.0%
Neoplux Co., Ltd. 5)	100.0%
SHC Management 6)	100.0%

1)On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (renamed to Shinhan Asset Management)

2)Jeju Bank is currently listed on the Korea Exchange.

3)On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

4)On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.

5)On January 11, Neoplux was renamed to Shinhan Venture Investment.

6)Currently in liquidation proceedings

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.99%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%
	Shinhan Vietnam Finance Co. Ltd.	100.00%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF1)	8.5%
	GX SHINHAN INTERVEST 1st PEF5)	14.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
Shinhan Life Insurance	Shinhan Financial Plux	100.0%
Shinhan Capital	KOFC Shinhan Frontier Champ 2010-4 PEF1)	6.5%
Shinhan Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Alternative Investment Management	Shinhan Private Equity Fund 2nd 3)	66.3%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
	KTCNP Growth Champ	5.56%

1) Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.

2) Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.

3) Shinhan Financial Group and its subsidiaries currently own 96.74% of Shinhan Private Equity Fund 2nd.
4) Shinhan Financial Group and its subsidiaries currently own 25.27% of GX SHINHAN INTERVEST 1st PEF.

Credit Ratings

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
8/26/2019	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
10/21/2019	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2/5/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
3/12/2020	Debentures	AAA	Korea Rating(AAA~D
3/13/2020	Debentures	AAA	KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
4/9/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
5/26/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D)
5/27/2020	Debentures	AAA	NICE Investors Service(AAA~D)
6/30/2020	Commercial Paper	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
6/30/2020	Electronic Short-term Bond	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
7/10/2020	Debentures	A	Standard & Poors (AAA~D)
7/10/2020	Debentures	A1	Moody’s (Aaa~C)
9/10/2020	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
10/28/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
12/22/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Number of Shares (as of Dec. 31, 2020)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)	516,599,554
Number of preferred shares issued (2)	17,482,000
Total outstanding shares	534,081,554
Treasury stocks (3)	6,350
Total outstanding shares with voting rights	516,593,204

(1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On June 1, 2020, SFG cancelled 5,035,658 treasury shares. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

(2) For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on February 12, 2019 and April 30, 2019.

(3) SFG acquired treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020.

Dividends

			(KRW million)
Items	FY2020 (Jan. 1 ~ Dec. 31)	FY2019 (Jan. 1 ~ Dec. 31)	FY2018 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	3,414,595	3,403,497	3,156,722
(Separate) Net Income	1,274,443	1,129,173	1,234,883
(Consolidated Earnings per share (Won)	6,654	7,000	6,579
Total Cash dividends	803,838	883,929	753,041
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	23.54	25.97	23.86
Cash dividend yield (%) – common shares	4.52	4.06	3.91
Cash dividend yield (%) – preferred shares	5.17	4.06
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	1,500	1,850	1,600
Stock dividend per share	-	-	-
Note) Cash dividend payout ratio on a common share basis for FY2020 is 22.66%

2. Business Results

Operating Results

		(KRW billion)
	FY2020 (Jan. 1 ~ Dec. 31)	FY2019 (Jan. 1 ~ Dec. 31)	FY2018 (Jan. 1 ~ Dec. 31)
Net interest income	9,883	9,738	8,580
Interest income	14,774	15,707	13,572
Interest expense	4,891	5,969	4,992
Net fees and commission income	2,383	2,141	1,939
Fees and commission income	3,815	3,557	3,295
Fees and commission expense	1,432	1,417	1,356
Net insurance income	-604	-497	-472
Insurance income	7,248	7,569	4,399
Insurance expense	7,852	8,066	4,870
Net gain(loss) on securities and FX trading/derivatives	1,125	982	615
Provision for credit loss and impairment loss	-1,391	-951	-739
Net other operating income(expense)	-1,254	-1,231	-683
General and administrative expenses	5,212	5,135	4,742
Net operating income	4,930	5,046	4,499
Equity method income	160	53	17.5
Other non-operating income(expense), net	-335	-188	-50
Profit before income taxes	4,754	4,912	4,467
Income tax expense	1,256	1,269	1,268
Consolidated net profit	3,498	3,642	3,198
Net profit attributable to equity holders of the Group	3,415	3,404	3,157
Net profit attributable to non-controlling interest	84	239	42
Notes : Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2020				FY2019				FY2018
		Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	312,544.7	53.8	2,842.6	0.91	280,108.9	53.8	3,644.6	1.30	257,656.5	58.2	3,091.7	1.20
	Borrowings	26,883.5	4.6	336.1	1.25	22,705.0	4.4	400.2	1.76	19,211.9	4.3	316.9	1.65
	Debt Securities Issued	74,756.2	12.9	1,554.5	2.08	69,636.9	13.4	1,666.3	2.39	57,284.3	12.9	1,336.8	2.33
	Other Liabilities	123,179.9	21.2	-	-	108,013.9	20.7	-	-	73,666.5	16.7	-	-
	Total Liabilities	537,364.3	92.5	-	-	480,464.7	92.3	-	-	407,819.2	92.1	-	-
	Total Stockholder's Equity	43,823.3	7.5	-	-	39,922.0	7.7	-	-	34,911.0	7.9	-	-
	Total Liabilities & SE	581,187.6	100.0	-	-	520,386.7	100.0	-	-	442,730.2	100.0	-	-
Use	Cash & Due from Banks	31,358.5	5.4	141.9	0.45	24,598.6	4.7	241.9	0.98	20,581.4	4.6	188.9	0.92
	Loans	343,266.4	59.1	11,776.8	3.43	313,159.5	60.2	12,508.9	3.99	287,925.9	65.0	11,190.7	3.89
	Loans in KRW	266,548.8	45.9	8,210.5	3.08	244,234.3	46.9	8,737.8	3.58	224,504.2	50.7	7,892.5	3.52
	Loans in Foreign Currency	28,989.4	5.0	1,084.1	3.74	24,284.0	4.7	1,082.6	4.46	19,306.0	4.4	795.6	4.12
	Credit Card Accounts	23,308.6	4.0	1,874.7	8.04	23,058.3	4.4	1,916.8	8.31	21,543.9	4.9	1,790.2	8.31
	Others	24,419.6	4.2	607.5	2.49	21,582.9	4.2	771.6	3.58	22,571.8	5.0	712.5	3.16
	FVOCI Financial Assets	56,886.1	9.8	952.4	1.67	50,641.0	9.7	1,072.9	2.12	37,064.0	8.4	754.6	2.04
	AC Financial Assets	46,426.1	8.0	1,076.8	2.32	40,955.7	7.9	1,061.3	2.59	26,456.1	6.0	730.4	2.76
	Other Assets	103,250.5	17.7	-	-	91,031.9	17.5	-	-	70,702.8	16.0	-	-
	Total Assets	581,187.6	100.0	-	-	520,386.7	100.0	-	-	442,730.2	100.0	-	-
1) The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Aggregate Amount of Equity Capital (A)	39,709.1	35,712.3	33,993.1
Risk-Weighted Assets (B)	252,321.4	256,891.7	228,678.1
BIS Ratio (A/B)	15.74%	13.90%	14.87%
Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Shinhan Bank	BIS Capital Adequacy Ratio	18.5	15.9	16.0
Shinhan Card	Adjusted Equity Capital Ratio	19.9	20.1	21.7
Shinhan Investment Corp.	Net Capital Ratio	1677.7	1,217.4	796.9
Shinhan Life Insurance	Risk Based Capital Ratio	249.5	227.9	238.7
Orange Life Insurance	Risk Based Capital Ratio	395.4	393.9	425.0
Shinhan Capital	Adjusted Equity Capital Ratio	15.2	13.1	13.2
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	170.6	164.5	159.0
	Minimum Capital Requirement (KRW billion)	30.7	29.3	27.4
Jeju Bank	BIS Capital Adequacy Ratio	15.8	14.9	14.9
Shinhan Savings Bank	BIS Capital Adequacy Ratio	15.8	15.5	14.7
Asia Trust	Net Capital Ratio	1,016.5	969.6	730.9
Notes : ▪Basel III was applied in calculating Shinhan Bank’s and Jeju Bank’s BIS Capital Adequacy Ratio. ▪Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Dec. 31, 2020			Dec. 31, 2019			Dec. 31, 2018
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,562.0	451.8	345.7	192.7	37.9	508.2	1,860.4	138.3	1,344.8
Shinhan Card	17,596.2	4,658.9	377.7	17,922.1	4,464.9	401.4	17,425.6	4,568.9	381.4
Shinhan Investment Corp.	18,292.3	13,295.7	137.6	15,099.7	10,869.3	138.9	13,014.2	8,837.3	147.3
Shinhan Life Insurance	1,475.7	778.7	189.5	1,130.3	703.7	160.6	1,136.0	637.3	178.3
Orange Life Insurance	1,292.8	612.5	211.1	1,291.8	655.4	197.1	1,247.9	524.5	237.9
Shinhan Capital	1,280.7	628.5	203.8	970.1	659.9	147.0	637.7	543.7	117.3
Shinhan Savings Bank	314.7	184.8	170.3	226.1	188.8	119.8	320.5	222.4	144.1
Asia Trust	185.5	21.8	851.4	101.8	10.9	933.1	72.7	10.9	668.1

Notes:

▪Shinhan Financial Group: Due within 1 month

▪Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

▪Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

▪Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Dec. 31, 2020			Dec. 31, 2019			Dec. 31, 2018
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	63,154.4	70,453.2	89.6	63,054.8	60,280.6	104.6	51,326.2	52,043.4	98.7
Jeju Bank	600.5	572.9	106.0	642.0	510.7	126.2	625.5	514.1	122.3

Notes:

▪Liquidity Coverage Ratios are the arithmetic mean of daily LCRs for 3 months.

▪Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% in response to
COVID-19 pandemic until September 30, 2021.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Dec. 31, 2020			Dec. 31, 2019			Dec. 31, 2018
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	108.8	9.9	1,099.0	135.3	6.7	2,019.4	-	-	-
Shinhan Investment Corp.	6,426.3	6,587.4	97.6	6,769.9	6,488.4	104.3	5,983.6	5,641.7	106.1
Shinhan Capital	19.2	6.5	221.5	131.9	128.0	103.0	118.3	100.4	117.8
Jeju Bank	21.7	16.3	132.7	29.1	13.9	209.4	34.2	17.2	198.8

Notes :

▪Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.

▪Jeju Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.

▪Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	2020 4Q	2019 4Q	2018 4Q
	Oct. 1 ~ Dec. 31	Oct. 1 ~ Dec. 31	Oct. 1 ~ Dec. 31
Shinhan Bank	97.0	110.5	123.1

Notes :

▪The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and was increased gradually to 80% in 2019.

▪Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% in response to COVID-19 pandemic until September 30, 2021.

▪Foreign Currency Liquidity Coverage Ratio is calculated by averaging the daily foreign liquidity coverage ratio for the quarter.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Total Loans	357,566.8	326,413.7	299,349.9
Substandard & Below	1,878.3	1,818.0	1,612.9
Substandard & Below Ratio	0.53%	0.56%	0.54%
Non-Performing Loans	1,390.3	1,433.3	1,318.4
NPL Ratio	0.39%	0.44%	0.44%
Substandard & Below Coverage Ratio	162.95%	148.29%	170.4%
Loan Loss Allowance	3,060.8	2,695.8	2,748.3
Substandard & Below Loans	1,878.3	1,818.0	1,612.9

Separate Basis

(%)	Dec. 31 2020			Dec. 31, 2019			Dec. 31, 2018
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.36	0.29	143	0.45	0.36	116	0.45	0.39	141
Shinhan Card	1.09	0.56	277	1.15	0.6	265	1.11	0.61	275
Shinhan Investment Corp	4.63	1.95	60	0.07	0.07	808	0.08	0.08	1,003
Shinhan Life Insurance	0.13	0.12	234	0.12	0.11	208	0.09	0.08	414
Orange Life Insurance	0.02	0.04	97	0.02	0.06	100	0.02	0.06	100
Shinhan Capital	0.72	0.73	282	0.77	0.99	162	0.97	1.04	159
Jeju Bank	0.60	0.54	93	0.54	0.46	94	0.49	0.47	102
Shinhan Savings Bank	2.69	2.82	88	2.9	2.85	88	3.88	3.40	72
Asia Trust	84.84	84.84	61	50.61	50.37	67	54.93	54.93	54

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Debt	10,426.8	9,795.9	8,464.2
Equity	25,057.1	22,465.4	21,650.0
Debt to Equity Ratio	41.61%	43.60%	39.10%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Dec. 31, 2020 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Economy & Finance	0.0	-	37,097.8	-	-	37,097.8
Korea Housing Finance Corporation	0.0	-	9,277.6	-	-	9,277.6
Bank of Korea	1,380.0	-	5,340.5	0.1	-	6,720.6
Korea Development Bank	4.4	21.8	6,026.2	-	-	6,052.4
Industrial Bank of Korea	684.3	189.2	4,772.4	-	-	5,645.9
Export-Import Bank of Korea	-	10.8	2,519.7	26.9	-	2,557.3
NongHyup Bank	920.5	6.5	1,500.9	48.9	-	2,476.9
Samsung Electronics	-	1,940.6	-	-	-	1,940.6
Kookmin Bank	720.1	116.8	760.3	13.4	-	1,610.6
Woori Bank	390.0	205.4	850.1	-	-	1,445.5
KEB Hana Bank	700.5	143.1	574.5	1.9	-	1,420.1
Korea Land & Housing Corporation	0.0	-	1,415.6	-	-	1,415.7
Korea Expressway Corporation	0.0	-	1,374.9	-	-	1,374.9
S-Oil Corporation	0.5	424.3	231.4	491.0	-	1,147.3
KB Koonmin Card Corp.	-	-	1,114.8	-	-	1,114.8
Hotel Lotte	-	459.0	350.0	276.5	-	1,085.4
National Agricultural Cooperative Federation	55.4	-	945.3	-	-	1,000.8
Korea Electric Power Corporation	0.3	-	798.5	111.5	-	910.2
Korea National Railway	0.2	-	853.3	-	-	853.5
Hyundai Steel	137.7	279.6	383.1	32.3	-	832.7
Total	4,994.0	3,797.1	76,187.0	1,002.3	-	85,980.4
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Dec. 31, 2020 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Motors	702.5	2,347.7	1,999.6	399.0	-	5,448.7
Samsung	290.8	2,553.1	1,190.7	857.2	-	4,891.9
SK	382.7	395.8	1,495.4	735.4	-	3,009.3
Lotte	105.8	926.3	1,558.4	418.5	-	3,008.9
LG	250.3	671.0	968.8	586.8	-	2,476.9
LS	197.3	514.2	230.5	713.8	-	1,655.8
Hanwha	247.9	315.9	750.0	274.3	-	1,588.1
Hyundai Heavy Industries	146.8	177.9	344.3	902.6	-	1,571.6
GS	34.6	127.3	445.7	605.3	-	1,213.0
S-Oil	0.5	424.3	231.4	491.0	-	1,147.3
Total	2,359.3	8,453.6	9,214.7	5,983.9	0.1	26,011.5
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	109.5	109.5	21.5
B	Other financial service activities n.e.c.	57.6	57.6	11.3
C	Manufacture of sections for ships	41.8	39.5	22.4
D	Manufacture of plastic products for fabricating of machine	35.8	35.8	27.2
E	Other financial service activities n.e.c.	23.7	23.7	9.2
F	Building of steel ships	21.7	21.7	0.6
G	Sea freight water transport	16.6	16.6	7.8
H	Sea freight water transport	14.7	14.7	12.6
I	Manufacture of sections for ships	15.8	14.4	0.2
J	Manufacture of sections for ships	7.0	7.0	0.1
K	Manufacture of other new parts and accessories for motor vehicles n.e.c.	6.3	6.3	1.8
L	Sea freight water transport	6.2	6.2	2.2
M	Building of steel ships	5.6	5.6	5.1
N	Wholesale of outerwear and shirts	5.1	5.1	4.4
O	Passenger air transport	5.0	5.0	3.9
P	General hospitals	5.0	5.0	1.0
Q	Manufacture of other textiles n.e.c.	5.2	4.9	0.6
R	Manufacture of taps, valves and similar products	5.1	4.5	2.0
S	Retail sale of household textile articles	5.5	4.4	0.5
T	Specialized hospitals	4.0	4.0	0.4
Total		397.2	391.5	134.7
Notes : ▪Consolidated basis as of Dec. 31, 2020 ▪Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	FY2020	FY2019	FY2018
Independent Auditor	PwC Samil Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2020	PwC Samil Accounting Corp.	976 (annualized basis)	Review/Audit of Financial Statements	8,809 Hours
	PwC Samil Accounting Corp.	120 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,195.5 Hours
FY2019	KPMG Samjong Accounting Corp.	1,160 (annualized basis)	Review/Audit of Financial Statements	11,497 Hours
	KPMG Samjong Accounting Corp.	102 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,272 Hours
FY2018	KPMG Samjong Accounting Corp.	715 (annualized basis)	Review/Audit of Financial Statements	8,470 Hours
	KPMG Samjong Accounting Corp.	94 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	850 Hours

1)Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, PwC Samil Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,061 million (excluding value-added taxes) for FY2020.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

As of December 31, 2020, our board of directors is comprised of one executive director, two non-executive directors and ten outside directors. We currently have eight subcommittees that serve under the board:

▪	The Board Steering Committee;
▪	The Risk Management Committee;
▪	The Audit Committee;
▪	The Remuneration Committee;
▪	The Outside Director Recommendation Committee;
▪	The Audit Committee Member Recommendation Committee;
▪	The Corporate Governance and Chief Executive Officer Recommendation Committee; and
▪	The Corporate Social Responsibility Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

▪	Corporate Governance and CEO Recommendation Committee
▪

The Committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure. The Committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates. The Chair of this Committee will be elected among the outside director members. The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

▪	Board Steering Committee
▪

The Committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The Committee’s responsibilities also include reviewing and assessing the Board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.

▪	Audit Committee
▪

The Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The Committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.

▪	Outside Director Recommendation Committee
▪	Members of this Committee are appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Outside Director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an Outside Director.

▪	Risk Management Committee
▪

The Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.

▪	Remuneration Committee
▪	This Committee is responsible for reviewing and approving the management’s evaluation and remuneration programs.
▪	Audit Committee Member Recommendation Committee
▪

Members of this Committee are appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Audit Committee member positions and related matters. The Committee should consist of all of the Outside Directors of the Group.

▪	Corporate Social Responsibility Committee
▪

The Committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen. This enables the Company to more actively respond to the demands of internal and external stakeholders, including customers, shareholders and the community fulfill its corporate social responsibility and actively and systematically realize the Group’s mission of “Compassionate Finance, Your Companion for the Future.”

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Dec. 31, 2020

Name	No. of Common Shares owned	Ownership%2)
National Pension Service	50,666,140	9.81%
BlackRock Fund Advisors3)	29,063,012	5.63%
Employee Stock Ownership Association	24,788,139	4.80%

1) Shareholders who own beneficial ownership of 5% or more (common share basis).

2) Ownership is based on the total number of common shares issued, 516,599,554 shares.

3) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

Share ownership of Employee Stock Ownership Association

(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2020)	Increase	Decrease	Ending Balance (Dec. 31, 2020)	Ownership% (Dec. 31, 2020)
Employee Stock Ownership	24,086,717	4,416,990	3,823,034	24,680,673	-
ESOA account	165,585	30,846	88,965	107,466	-
Total	24,252,302	4,447,836	3,911,999	24,788,139	4.80%

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jul. 2020	Aug 2020	Sep. 2020	Oct. 2020	Nov 2020	Dec. 2020
Price per share	High	31,050	33,800	30,200	31,500	34,650	34,600
	Low	29,000	29,650	27,200	27,950	31,150	32,000
	Avg.	30,137	31,088	28,548	29,353	32,924	33,571
Trading Volume		37,335,821	45,606,088	42,172,854	59,786,924	71,729,728	60,399,242
Highest Daily Trading Volume		2,739,196	5,025,552	4,212,332	6,673,095	7,202,607	4,462,333
Lowest Daily Trading Volume		1,027,988	1,091,079	1,193,407	1,332,326	1,708,598	1,832,455

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jul. 2020	Aug 2020	Sep. 2020	Oct. 2020	Nov 2020	Dec. 2020
Price per share	High	26.04	28.86	25.58	27.57	31.24	31.96
	Low	24.44	24.92	22.97	23.2	27.72	29.53
	Avg.	25.16	26.41	23.95	25.26	29.71	30.78
Monthly Trading Volume		3,353,300	2,387,410	3,729,180	2,569,344	1,583,197	2,408,500
Highest Daily Trading Volume		756,426	348,609	600,138	237,962	193,843	246,488
Lowest Daily Trading Volume		63,452	35,933	90,169	57,260	36,274	42,390
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Dec. 31, 2020)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957	- Chairman of Shinhan Financial Group - Board Steering Committee Chair - Corporate Social Responsibility Committee member	6 years starting from March 23, 2017

2) Non-Executive Directors

Currently, 12 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

6 outside directors and 1 non-executive director were appointed as board of directors at the 19th Annual General Meeting of Shareholders on March 26, 2020, of which 5 directors renewed their terms and 2 directors were newly appointed.

Our non-executive directors are as follows:

(As of Dec. 31, 2020)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Park Cheul	April 1946	O

▪Chairman of Board of Directors

▪Corporate Governance & CEO Recommendation Committee member

▪Risk Management Committee member

▪Board Steering Committee member

▪Outside Director Recommendation Committee member

6 years starting from March 25, 2015
Yoon Jaewon	August 1970	O	▪Audit Committee chair ▪Remuneration Committee member ▪Corporate Social Responsibility Committee member ▪Outside Director Recommendation Committee member	2 years starting from March 26, 2020
Yuki Hirakawa	October 1960	O	▪Board Steering Committee member ▪Outside Director Recommendation Committee member	6 years starting from March 25, 2015
Park Ansoon	January 1945	O	▪Board Steering Committee member	4 years starting from March 23, 2017
Jin Hyun-duk	September 1955	O	▪Corporate Governance & CEO Recommendation Committee member ▪Outside Director Recommendation Committee member	2 years starting from March 26, 2020
Choi Kyong-rok	May 1966	O	▪Corporate Social Responsibility Committee member ▪Corporate Governance & CEO Recommendation Committee member	3 years starting from March 22, 2018
Lee Yoon-jae	November 1950	O	▪Corporate Social Responsibility Committee chair ▪Corporate Governance & CEO Recommendation Committee chair ▪Audit Committee Member	2 years starting from March 27, 2019
Byeon Yang-ho	July 1954	O	▪Risk Management Committee Chair ▪Corporate Governance & CEO Recommendation Committee Member ▪Corporate Social Responsibility Committee member	2 years starting from March 27, 2019
Huh Yong-hak	September 1958	O	▪Remuneration Committee chair ▪Risk Management Committee member ▪Corporate Governance & CEO Recommendation Committee member	2 years starting from March 27, 2019
Sung Jae-ho	March 1960	O	▪Outside Director Recommendation Committee chair ▪Corporate Governance & CEO Recommendation Committee member ▪Audit Committee Member ▪Remuneration Committee member	2 years starting from March 27, 2019
Philippe Avril	April 1960	X	-	6 years starting from March 25, 2015
Jin Ok-dong	February 1961	X	-	2 years starting from March 27, 2019
* Audit Committee Member Recommendation Committee consists of all the outside directors.

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Dec. 31, 2020)
Name	Month and Year of Birth	Position	In charge of
Yi Sunny	March 1962	Deputy President and Chief Digital Officer	Digital Strategy Group
Jang Dong-ki	January 1964	Deputy President	Global Markets & Securities Business Group
Jeong Woon-jin	April 1964	Deputy President	Global Investment Banking Business Group
Lee Byeong-cheol	January 1963	Deputy President and Chief Public Relations Officer	Brand Strategy Division
Jeong Jiho	June 1963	Deputy President	Global Business Management Group
Wang Mi-hwa	October 1964	Deputy President	Wealth Management Planning Group
Roh Yong-hoon	March 1964	Deputy President and Chief Financial Officer	Finance Management Team Accounting Team Investor Relations Team Internal Control on Financial Reporting Team
An Hyo-ryul	May 1965	Deputy President	Pension Business Group
Wang Ho-min	March 1964	Managing Director and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	April 1967	Managing Director and Chief Operation Officer	Shinhan Leadership Center Management Support Team
Park Sung-hyun	November 1965	Managing Director and Chief Strategy & Sustainability Officer	Strategic Planning Team One Shinhan Strategy Team Business Management Team Platform Marketing Team
Bang Dong-kwon	February 1966	Managing Director and Chief Risk Officer	Risk Management Team Risk Model Validation Team Credit Review Team

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Dec. 31, 2020)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	13(10)	3,500	-
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Dec. 31, 2020)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	3	1,298	469	Excluding outside directors, Audit committee members
Outside Directors	7	516	71	Excluding Audit committee members
Audit committee members or internal auditor	3	247	82
Notes : Represents the total number of applicable persons as of Dec. 31, 2020.

Compensation to Non-registered directors

(As of Dec. 31, 2020)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	6	1,948	325	-

Stock Options

				(As of Dec. 31, 2020)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2007	58,764	58,764	-	-	54,560
Granted in 2008	60,753	-	24,591	36,162	49,053
Total	119,517	58,764	24,591	36,162	-
Notes : ▪The weighted-average exercise price of outstanding exercisable options as of Dec. 31, 2020 is KRW 49,053. The closing price of our common stock was KRW 32,050 on Dec. 31, 2020.

Employees

(As of Dec. 31, 2020)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2020 (KRW million)	Average Payment per person (KRW million)
Male	134	2 yrs 9 mths (14 yrs 10 mths) 1)	20,558	153
Female	33	3 yrs 9 mths (11 yrs) 1)	3,000	91
Total	167	3 yrs (14 yrs 1 mth) 1)	23,558	141
1) Average length of service including services within group subsidiaries

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2020)	Decrease	Increase	Others1)	Ending Balance (Dec. 31, 2020)
Shinhan Card	Loan	2016-01-26	2021-01-26	1.98%	150	-	-	-	150
	Loan	2016-02-24	2021-02-24	1.84%	150	-	-	-	150
	Loan	2017-03-22	2022-03-22	2.22%	150	-	-	-	150
	Loan	2017-04-20	2022-04-20	2.21%	100	-	-	-	100
	Loan	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	Loan	2018-02-22	2023-02-22	2.90%	100	-	-	-	100
	Loan	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	-	-	200	-	200
	Loan	2020-10-29	2023-10-29	1.24%	-	-	150	-	150
	Loan	2020-10-29	2025-10-29	1.46%	-	-	150	-	150
	Loan	2019-11-19	2025-02-04	2.79%	463	-	-	-28	435
Shinhan Investment Corp	Loan	2019-11-19	2025-02-04	2.79%	104	-	-	-6	98
	Loan	2020-08-20	2025-08-20	2.55%	-	-	588	-47	541
	Loan	2020-03-20	2020-06-20	1.78%	-	100	100	-	-
	Loan	2020-03-24	2020-12-23	3.06%	-	240	240	-	-
	Loan	2020-03-24	2020-09-25	2.93%	-	100	100	-	-
	Loan	2020-03-24	2020-06-22	2.05%	-	30	30	-	-
	Loan	2020-03-25	2020-12-23	3.06%	-	50	50	-	-
Shinhan Capital	Loan	2016-03-16	2021-03-16	1.90%	50	50	-	-	-
	Loan	2017-03-22	2022-03-22	2.22%	50	50	-	-	-
	Loan	2017-04-20	2022-04-20	2.21%	50	50	-	-	-
	Loan	2017-05-12	2022-05-12	2.35%	50	50	-	-	-
	Loan	2017-08-24	2022-08-24	2.37%	50	50	-	-	-
	Loan	2018-01-22	2023-01-22	2.75%	50	50	-	-	-
	Loan	2019-02-01	2024-02-01	2.23%	50	-	-	-	50
	Loan	2019-04-18	2024-04-18	2.04%	100	100	-	-	-
	Loan	2019-05-24	2024-05-24	1.92%	80	60	-	-	20
	Loan	2020-04-10	2025-04-10	1.75%	-	-	200	-	200
	Loan	2020-12-23	2025-12-23	1.57%	-	-	160	-	160
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	-	-	100	1	101
Shinhan Alternative Investment	Loan	2020-03-16	2023-03-16	1.42%	-	-	38	-	38
	Loan	2020-09-14	2020-12-14	0.83%	-	5	5	-	-
	Loan	2020-12-14	2021-03-12	0.99%	-	-	5	-	5
Shinhan Savings Bank	Loan	2016-06-17	2021-06-17	1.61%	50	-	-	-	50
	Loan	2017-06-23	2022-06-23	2.27%	50	-	-	-	50
	Loan	2020-05-28	2025-05-28	1.52%	-	-	50	-	50
Shinhan DS	Loan	2019-02-01	2022-02-01	2.15%	24	-	-	-	24
Total					2,221	985	2,166	-80	3,322

9. Material Information after the reporting period

None.

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on March 3, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 17, 2021	By:	/s/ Roh Yong-hoon

Name: Roh Yong-hoon
Title: Chief Financial Officer